

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2025

Mark Davis
Chief Executive Officer
Black Rock Coffee Bar, Inc.
9170 E. Bahia Drive
Suite 101
Scottsdale, AZ 85260

>      **Re:  Black Rock Coffee Bar, Inc.**
>           **Draft Registration Statement on Form S-1**
>           **Submitted May 19, 2025**
>           **CIK No. 0002068577**

Dear Mark Davis:

    We have reviewed your draft registration statement and have the following comment(s).

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1.    We note the disclosure that following the offering, the Co-Founders will carry a majority of the voting power and that the company will be a "controlled company." Please revise the cover page to disclose, if true, that the Co-Founders will also have the ability to determine all matters requiring approval by stockholders.

Market and Industry Data, page 2

2.     Please file the consent of White Label Strategy LLC as an exhibit to your registration statement or tell us why you do not believe you are required to do so. Refer to Rule 436 of the Securities Act of 1933.

Prospectus Summary
Our Company
Rapid Growth, page 8

3.     Please revise the graphic on page 8 and elsewhere throughout the filing as applicable to include bar graphs for GAAP measures income from operations and net loss. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Non-GAAP C&DI 102.10.

Organizational Structure, page 20

4.     We note your disclosure that the company will enter into a Tax Receivable Agreement with the TRA Parties, that such agreement will require the company to make cash payments to the TRA Parties in respect of certain tax benefits to which the company may become entitled, and that the company expects that such payments will be substantial.  Please revise to discuss the Tax Receivable Agreement in greater detail to include who exactly receives the future tax benefits to include quantification of the allocation of future tax benefits and the potential size of any payments under this agreement.

5.     Please include in this section the diagram illustrating the post-offering structure, as you have on page 80.

Risk Factors, page 29

6.     We note your disclosure on page 34 that your management team has no or limited experience managing a publicly traded company. Please disclose the risks associated with having relatively limited experience managing a public company.

Risks Related to this Offering and Ownership of Our Class A Common Stock, page 62

7.     We note the offering will be conducted through an Up-C structure and the LLC Units held by the Continuing Equity Owners will be exchanged into Class A common stock, Class B common stock, and Class C common stock in the manner described in your prospectus. Please disclose, if material, any economic differences or potential economic differences between the common stock and the LLC Units and the risks that such differences pose to potential investors.

Capitalization, page 85

8.     Please revise the amount presented in the total capitalization line item to exclude the amount presented in the cash and cash equivalents line item.

Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations, page 103

9.     Please revise to quantify factors to which changes are attributed.  For example, you disclose the increase in store revenue was the result of store openings and increased

sales at existing stores.  Please also quantify the extent to which changes in revenue are attributable to changes in prices or to changes in the volume or amount of goods being sold.  Refer to Item 303 of Regulation S-K.

Non-GAAP Financial Measures, page 106

10. We note your disclosure of store-level profit. Given the large degree of support activity for your stores at the corporate level and that profits at the store level would not exist without the corporate costs, please revise to disclose that the measure is not indicative of overall results for the company and that store-level profit does not accrue directly to the benefit of shareholders because of corporate-level expenses excluded from the measure.

Liquidity and Capital Resources
Cash Flows, page 111

11. Please revise your discussion and analysis of cash flows to analyze the underlying reasons for material changes, as well as on their reasonably likely impact on future cash flows and cash management decisions. Please note that merely citing changes in results, working capital items, and noncash items reported in the statement of cash flows may not provide a sufficient basis to understand changes in operating cash between periods. Refer to section IV.B and B.1 of SEC Release No. 33-8350 for guidance.

Business
How We Fuel Our Story, page 119

12. Please tell us your accounting for team member profit sharing.

Expanding Our Store Footprint in New and Existing Markets, page 126

13. We note your disclosure that the company hopes to "achieve 1,000 stores by 2035." Please revise to balance your long-term growth goals with near-term growth estimates.  Please also revise the prospectus throughout accordingly.

Our Thoughtful Sourcing and Roasting Capabilities, page 135

14. We note your disclosure describing the sources of your coffee beans. Please also disclose, here or elsewhere in your registration statement, the sources and availability of your Fuel energy drinks. Refer to Item 101(c)(1)(iii) of Regulation S-K.

Note 3 - Revenue Recognition, page F-15

15. We note revenues are currently disaggregated by store revenue and other. Please tell us your consideration of further disaggregating revenue, including by product category such as beverage and food. Refer to ASC 606-10-50-5 and ASC 606- 10-55-89 through 91. If you believe your current disclosure complies with such guidance, further clarify how your disclosure complies with the requirement in ASC 280-10-50-40 to report revenue for each product and service or each group of similar products and services.

Note7 - Long-Term Debt, page F-17

16.     We note the terms of your credit facility contain covenants and Delaware law may restrict you from paying distributions to Black Rock Coffee Bar, Inc. to cover income taxes, obligations under the Tax Receivable Agreement and other administrative expenses. Please explain to us your consideration of the guidance in Rule 4-08(e)(3) of Regulation S-X requiring the disclosure of the amount of restricted net assets.

General

17.     Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

        Please contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc:     Ian D. Schuman